UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND

SIMILAR PLANS PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from              to

Commission file number 0-15956

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Bank of Granite Employees’ Savings & Profit Sharing Plan and Trust

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Bank of Granite Corporation

(Exact name of registrant as specified in its charter)

P.O. Box 128, Granite Falls, N.C.	28630
(Address of principal executive offices)	(Zip Code)

REQUIRED INFORMATION

4.	Financial Statements and Supplemental Schedule for the Plan

The Bank of Granite Employees’ Savings & Profit Sharing Plan and Trust (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). In lieu of the requirements of Items 1-3 of this Form, the Plan is filing financial statements and a supplemental schedule prepared in accordance with the financial reporting requirements of ERISA. The Plan financial statements as of December 31, 2010 and 2009 and for the year ended December 31, 2010 and supplemental schedule as of December 31, 2010, have been examined by Dixon Hughes Goodman LLP, and their report is included herein.

Bank of Granite Employees’

Savings & Profit Sharing

Plan and Trust

Financial Statements as of December 31, 2010 and 2009,

and for the Year Ended December 31, 2010, and

Supplemental Schedule as of December 31, 2010, and

Report of Independent Registered Public Accounting Firm

BANK OF GRANITE EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN AND TRUST

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and

Plan Administrative Committee of

Bank of Granite Employees’ Savings & Profit Sharing Plan and Trust

Granite Falls, North Carolina

We have audited the accompanying statements of net assets available for benefits of the Bank of Granite Employees’ Savings & Profit Sharing Plan and Trust (the “Plan”) as of December 31, 2010 and 2009 and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Bank of Granite Employees’ Savings & Profit Sharing Plan and Trust as of December 31, 2010 and 2009 and the changes in its net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) at December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Dixon Hughes Goodman LLP

Charlotte, North Carolina
June 29, 2011

BANK OF GRANITE EMPLOYEES’ SAVINGS & PROFIT SHARING

PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2010 AND 2009

	2010	2009

ASSETS:

Participant-directed investments, at fair value	$13,450,642	$14,668,112

Receivables:
Net receivable from participants	370,776	332,066
Participant loan repayments	4,915	3,358
Participant contributions	8,328	9,619
Due from broker, net	8,441	9,522

Total receivables	392,460	354,565

Cash	35	21

Total assets	13,843,137	15,022,698

LIABILITIES:

Miscellaneous payables	8,476	9,543

Total liabilities	8,476	9,543

NET ASSETS, AT FAIR VALUE	13,834,661	15,013,155

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(170,547)	(94,948)

NET ASSETS AVAILABLE FOR BENEFITS	$13,664,114	$14,918,207

See notes to financial statements.

BANK OF GRANITE EMPLOYEES’ SAVINGS & PROFIT SHARING

PLAN AND TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2010

ADDITIONS:
Investment income:
Net appreciation in fair value of investments	$1,134,327
Dividends	362

Total investment income	1,134,689

Contributions:
Employer contributions	—
Participant contributions	224,436

Total contributions	224,436

Other:
Interest income on notes receivable from participants	15,421

Total additions	1,374,546

DEDUCTIONS:
Benefits paid to participants	2,522,871
Administrative expenses	105,768

Total deductions	2,628,639

DECREASE IN NET ASSETS	(1,254,093)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	14,918,207

End of year	$13,664,114

See notes to financial statements.

BANK OF GRANITE EMPLOYEES’ SAVINGS & PROFIT SHARING

PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2009

AND FOR THE YEAR ENDED DECEMBER 31, 2010

1.	DESCRIPTION OF THE PLAN

The following description of the Bank of Granite Employees’ Savings & Profit Sharing Plan and Trust (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General—The Plan is a defined contribution profit-sharing plan covering substantially all employees of Bank of Granite (the “Company”) who have completed one hour of service and attained age 18. The Administrative Committee of the Company controls and manages the operation and administration of the Plan. Pentegra Retirement Services (“Pentegra”) is the investment manager of the Plan and Reliance Trust Company (“Reliance”) serves as the Plan’s trustee. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions—Non-highly and highly compensated employees may contribute from 1% to 25% and from 1% to 4%, respectively, of their pretax compensation, as defined in the Plan, subject to certain Internal Revenue Code (“IRC”) limitations. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also rollover amounts representing distributions from other qualified defined benefit or defined contribution plans.

The Board of Directors of the Company, at its discretion, determines the amount, if any, to be contributed from the current or accumulated net profits for each year. The contribution is allocated to participants’ accounts based on their pro rata share as a percentage of their annual compensation, as defined by the Plan document, for the year. Participants must complete 1,000 hours of service during the Plan year and be employed on the last day of the Plan year to be eligible for the Company’s profit-sharing contribution. There were no Company contributions to the profit-sharing plan for the year ended December 31, 2010.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Company’s profit-sharing contributions, redistributed participant forfeitures, and Plan earnings and is charged with withdrawals, allocations of Plan losses, and administrative expenses. Allocations are based on participant earnings or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments—Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers approximately twenty-six common collective trust funds and the Company’s unitized common stock fund as investment options for participants.

Vesting—Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s profit-sharing contribution portion of participants’ accounts is based on years of continuous service. A participant is 20% vested after two years of service, increasing 20% each year for the next four years (100% after six years). A participant also becomes 100% vested upon retirement or upon attainment of retirement age. Forfeited balances of terminated nonvested participants are reallocated to the remaining participants in the Plan in the same manner as employer contributions. At December 31, 2010 and 2009, forfeited nonvested accounts totaled $23,605 and $157,736, respectively.

Notes Receivable from Participants—Eligible employees may borrow from their fund accounts. Loans will only be permitted from the participant’s account in the case of hardship or financial necessity as defined in the Plan. A participant may only have one loan outstanding at any given time. The loans are secured by the balance in the participant’s accounts and bear interest rates which are commensurate with local prevailing rates as determined by the Plan Administrator. As of December 31, 2010, the interest rates on participants’ loans range from 4% to 6%, and the maturity dates range from 1 year to 5 years.

Payment of Benefits—On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account or installments over a period not to exceed the life expectancy of the participant or his or her beneficiary. For participants with a vested balance less than $1,000, participants will receive a lump-sum distribution as soon as administratively feasible.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Valuation of Investments—The Plan’s investments are stated at fair value using a hierarchy that prioritizes the inputs to valuation techniques giving the highest priority to readily available unadjusted quoted prices in active markets for identical assets (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements) when market prices are not readily available or reliable. The three levels of hierarchy are described:

Level 1	Quoted prices in active markets for identical securities.

Level 2	Prices determined using other significant observable inputs. Observable inputs are inputs that other market participants would use in valuing a portfolio instrument. These may include quoted prices for similar securities, interest rates, prepayment speeds, credit risk and others.

Level 3	Prices determined using significant unobservable inputs. In situations where quoted prices or observable inputs are unavailable (for example, when there is little or no market activity for an investment at the end of the period), unobservable inputs may be used. Unobservable inputs reflect the Plan’s own assumptions about the factors market participants would use in valuing a portfolio instrument, and would be based on the best information available.

Changes in valuation techniques may result in transfers in or out of an investment’s assigned level within the hierarchy. The aggregate values by input level, as of period end, for the Plan’s investments in securities and other financial instruments are included in Note 8 below.

Common Collective Trust Funds—These investments are public investment vehicles valued based on the fair value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of units/shares outstanding. The investments are classified as Level 2 inputs because the unit price is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.

The Plan’s investments in fully benefit-responsive investment contracts are calculated using discounted cash flow methodology where the individual contract cash flows are discounted at the prevailing interpolated swap rate as of year-end.

Common Stock Fund—These investments are held in a unitized common stock fund, which consists of Bank of Granite Corporation’s (the “Corporation’s”) common stock and other short-term investments. The investments are classified within Level 2 of the valuation hierarchy because the unit price is quoted on a private market that is not active; however, the input price is based on the underlying investments, which are traded on active markets.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risk and Uncertainties—The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, liquidity, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

New Accounting Pronouncements—In September 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2009-12 (“ASU 2009-12”), Fair Value Measurements and Disclosures (Topic 820): “Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent),” for additional guidance on fair value measurements and disclosures. This update requires disclosures, by major category, about the attributes of investments that calculate net asset value per share, including the nature of any restrictions on the investors’ ability to redeem its investment, any unfunded commitments, and the investment strategies of the investees. The additional guidance was effective for interim and annual periods ending after December 15, 2009. The adoption of this guidance had no impact to the Plan’s financial statements; however, it did require additional disclosures for investments that calculate net asset value per share.

In January 2010, the FASB released Accounting Standards Update No. 2010-06 (“ASU 2010-06”), Fair Value Measurements and Disclosures (Topic 820): “Improving Disclosures about Fair Value Measurements.” The update requires the Plan to (a) disclose transfers in and out of Levels One and Two, in addition to transfers in and out of Level Three and (b) separately disclose purchases, sales, issuances, and settlements of Level Three securities. Additionally, ASU 2010-06 clarifies the information the Plan currently discloses regarding valuation techniques, inputs used in those valuation models, and at what level of detail fair value disclosures should be provided. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disaggregation of the Level Three activity, which is effective for interim and annual periods beginning after December 15, 2010. ASU 2010-06 did not materially impact the Plan’s current fair value disclosures.

In September 2010, the FASB issued an amendment (“ASU 2010-25”), Plan Accounting — Defined Contribution Pension Plans (Topic 962): “Reporting Loans to Participants by Defined Contribution Plans,” which provides guidance on how loans to participants should be classified and measured by defined contribution pension plans. This amendment requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their principal balance plus any accrued but unpaid interest. This amendment is effective for periods ending after December 15, 2010, with early adoption permitted. This amendment requires retrospective application to all periods presented. This amendment was adopted for the year ended December 31, 2010 and retrospectively applied to December 31, 2009. Prior year amounts and disclosures have been revised to reflect the retrospective application of adopting this new amendment. There was no impact to the Plan’s net assets available for benefits or changes in net assets available for benefits as of December 31, 2010 or 2009 as a result of the adoption.

Investment Contracts—As described in Accounting Standards Codification (“ASC”) 946-210-45 through 946-210-55 (formerly referred to as Financial Accounting Standards Board Staff Position, FSP AAG INV-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Participant Loans—Loans to participants are valued at amortized cost.

Income Recognition—Purchases and sales of fund investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management Fees and Operating Expenses—Management fees and operating expenses are charged to the Plan for investment in the common collective trust funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Administrative Expenses—Administrative expenses of the Plan are paid by the Plan or the Company as provided in the plan document.

Payment of Benefits—Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of participants who have elected to withdraw from the Plan, but have not yet been paid, at December 31, 2010 and 2009.

Excess Contributions Payable—The Plan is required to return contributions received during the Plan year in the excess of the IRC limits.

3.	PLAN SPONSOR/EMPLOYER

Bank of Granite Corporation incurred significant losses in 2010 and 2009, primarily from the high provisions for loan losses required by high levels of loan chargeoffs and a continued high level of nonperforming loans.

The Corporation’s losses in 2010 and 2009 have reduced the Bank’s capital to levels that have resulted in formal regulatory supervision. The details of the regulatory orders and other matters are described in Note 2 to the Corporation’s financial statements filed as part of Bank of Granite Corporation’s annual report on Form 10-K, filed with the Securities and Exchange Commission, for the year ended December 31, 2010.

The Corporation’s independent registered public accounting firm issued a report with respect to the Corporation’s audited financial statements for the fiscal year ended December 31, 2010, which contained an explanatory paragraph indicating that there is substantial doubt about the Corporation’s ability to continue as a going concern.

Effective June 1, 2010, the Bank of Granite Stock Fund has been temporarily removed as an active investment fund option for future employee pre-tax contributions to the Bank of Granite Employees’ Savings & Profit Sharing Plan and Trust.

4.	INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2010 and 2009 are as follows:

	2010	2009

Invesco Stable Value Fund-Pentegra Share Class, 491,396 and -0- units (at fair value)	$6,131,175	*
SSGA Pentegra Stable Value Fund,-0- and 490,004 units (at fair value)	*	$5,827,509
SSGA Passive Bond Market Index SL Series, 50,535 and 73,940 units	1,112,685	1,526,861
SSGA Daily EAFE Index SL Series, -0- and 50,174 units	*	890,438
SSGA S&P 500 Flagship SL Series, 3,668 and 6,689 units	957,446	1,516,561
SSGA Moderate Strategic Balanced SL Fund, 90,022 and 126,874 units	1,401,824	1,761,265
SSGA S&P MIDCAP Index SL Series, 21,258 and 33,801 units	718,699	902,055
SSGA Russell 2000 Index SL Series 27,392 and -0- units	745,208	*

*	Investment did not exceed five percent of net assets available for benefits at year-end.

During the year ended December 31, 2010 and 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $1,134,327 as follows:

Common Collective Trust Funds:
Invesco Stable Value Fund-Pentegra Share Class	$205,277
SSGA Pentegra Stable Value Fund	12,783
SSGA Age Based 2045 SEC Lending CL-A	10,208
SSGA Age Based 2035 SEC Lend CL-A	6,654
SSGA Age Based 2025 SEC Len FD CL-A	55,253
SSGA Security Lending FD CL-A	17,186
SSGA S&P 500 Growth Fund	33,820
SSGA S&P Value Fund	15,871
SSGA S&P 500 Flagship SL Series	123,447
SSGA S&P MIDCAP Index SL-CL A	156,319
SSGA Aggressive Strategic Balanced SL Fund	6,167
SSGA Moderate Strategic Balanced SL Fund	179,462
SSGA Russell 2000 Index SL CL A	143,103
SSGA REIT Index Non-Lending CL A	11,093
SSGA Long US Treas Index SL-CL A	(2,260)
SSGA NASDAQ 100 Non Lending-CL A	20,074
SSGA Passive Bond Mkt Index SL-CL A	91,643
SSGA Daily EAFE SL-CL T	29,855
Various Funds	2,105

Common Stocks:
*Bank of Granite Corp Unitized Stock Fund	16,267

Net appreciation in fair value of investments	$1,134,327

*	Party-in-interest to the Plan

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

At December 31, 2010, the Plan held 19,776 units of Bank of Granite Corporation Common Stock, with a cost basis of $176,041. At December 31, 2009, the Plan held 24,768 units of Bank of Granite Corporation Common Stock, with a cost basis of $227,778. During the year ended December 31, 2009, investments in Corporation’s stock were converted from share-based to a unitized fund. There was no dividend income recognized on Bank of Granite Corporation Common Stock during 2010.

6.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts. The Company also has the right to discontinue its contributions at any time. There were no Company contributions to the Plan for the year ended December 31, 2010.

7.	FEDERAL INCOME TAX STATUS

The Plan uses a prototype plan document sponsored by Pentegra Retirement Services, Inc. Pentegra received an opinion letter from the Internal Revenue Service (“IRS”), dated March 31, 2008, which states that the prototype document satisfies the applicable provisions of the IRC. The Plan itself has not received a determination letter from the IRS. However, the Plan’s management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

United States GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2006.

8.	FAIR VALUE MEASUREMENTS

See “Valuation of Investments” in Note 2 for discussions of the methodologies and assumptions used to determine fair value of the Plan’s investments.

As of December 31, 2010 and 2009, the Plan’s investments measured at fair value on a recurring basis by the fair value hierarchy levels described in Note 2 were as follows:

	December 31, 2010
	Quoted Prices In Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Assets:
Common collective trusts:
Stable value fund	$—	$6,131,175	$—	$6,131,175
Blended funds	—	723,617	—	723,617
Equity funds	—	3,057,608	—	3,057,608
Fixed income funds	—	1,304,257	—	1,304,257
International funds	—	679,334	—	679,334
Growth and income funds	—	1,509,555	—	1,509,555
Common stock fund	—	45,096	—	45,096

Total participant-directed investments	$—	$13,450,642	$—	$13,450,642

	December 31, 2009
	Quoted Prices In Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Assets:
Common collective trusts:
Stable value fund	$—	$5,827,509	$—	$5,827,509
Blended funds	—	630,007	—	630,007
Equity funds	—	3,822,948	—	3,822,948
Fixed income funds	—	1,638,104	—	1,638,104
International funds	—	890,439	—	890,439
Growth and income funds	—	1,804,598	—	1,804,598
Common stock fund	—	54,507	—	54,507

Total participant-directed investments	$—	$14,668,112	$—	$14,668,112

Investments Valued at Net Asset Value per Share – The following table for December 31, 2010 and 2009 sets forth a summary of the Plan’s investments with a reported estimated fair value using net asset value per share:

	Fair Value at December 31, 2010	Fair Value at December 31, 2009	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period

Common collective trust funds:

Stable value fund (a)	$6,131,175	$5,827,509	$—	Daily	None	1 Year

Collective investment funds (b)	7,274,371	8,786,096	—	Daily	None	1 Year

	$13,405,546	$14,613,605	$—

(a)	The objective of the Stable value fund is to provide a diversified group of investments offering competitive levels of yield consistent with stable fixed-income methodology and the careful and prudent assumption of investment risk providing for preservation of capital, stability, and predictability of returns, liquidity to pay plan benefits, and high credit quality.

(b)	The objective of the Collective investment funds is to achieve stability of principal and high current income by investing primarily in stable value products.

9.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events since the date of these financial statements. There were no events or transactions discovered during this evaluation that require recognition in the financial statements.

On April 26, 2011, Bank of Granite Corporation entered into an Agreement and Plan of Merger with FNB United Corp. (“FNB”). The merger agreement provides that Bank of Granite Corporation shareholders will receive 3.375 shares of FNB’s common stock in exchange for each share of Bank of Granite Corporation common stock they own immediately prior to completion of the merger. If approved, the Corporation’s stock in the Plan will be converted to FNB common stock.

10.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500, Annual Return/Report of Employee Benefit Plan, at December 31, 2010 and 2009:

	2010	2009

Net assets available for benefits per the financial statements	$13,664,114	$14,918,207
Less: Employee contributions receivable	(8,328)	(9,619)
Less: Benefit claims payable	—	—
Add: Miscellaneous payables	—	9,543

Net assets available for benefits per the Form 5500	$13,655,786	$14,918,131

The following is a reconciliation of notes receivable from participant loans per the financial statements to the Form 5500 at December 31, 2010 and 2009:

	2010	2009

Notes receivable from participants	$370,776	$332,066
Add: Receivable for participant loan repayments	4,915	3,358

Net assets available for benefits per the Form 5500	$375,691	$335,424

The following is a reconciliation of contributions per the financial statements to the Form 5500 for the year ended December 31, 2010:

Total contributions per the financial statements	$224,436
Add: Employee contributions receivable at December 31, 2009	9,619
Less: Employee contributions receivable at December 31, 2010	(8,328)

Total contributions per the Form 5500	$225,727

SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, LINE 4i—

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2010

	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value

	SSGA STIF	Common Collective Trust Fund	**	$82,466
	SSGA Government STIF Fund	Common Collective Trust Fund	**	29,295
	SSGA Long US Treasury Index SL Series	Common Collective Trust Fund	**	79,811
	SSGA NASDAQ 100 Index Non-Lending Fund	Common Collective Trust Fund	**	139,809
	SSGA S&P Midcap Index SL Series	Common Collective Trust Fund	**	718,699
	SSGA Passive Bond Market Index SL Series	Common Collective Trust Fund	**	1,112,685
	SSGA Daily EAFE Index SL Series	Common Collective Trust Fund	**	679,334
	SSGA S&P 500 Flagship SL Series	Common Collective Trust Fund	**	957,446
	SSGA Aggressive Strategic Balanced SL Fund	Common Collective Trust Fund	**	101,463
	SSGA Moderate Strategic Balanced SL Fund	Common Collective Trust Fund	**	1,401,824
	SSGA Conservative Strategic Balanced SL Fund	Common Collective Trust Fund	**	6,268
	SSGA Russell 2000 Index SL Series Fund	Common Collective Trust Fund	**	745,208
	SSGA REIT Index Non-Lending Series Fund	Common Collective Trust Fund	**	82,991
	SSGA Target Retirement Fund 2045 SL Series	Common Collective Trust Fund	**	70,764
	SSGA Target Retirement Fund 2035 SL Series	Common Collective Trust Fund	**	51,572
	SSGA Target Retirement Fund 2025 SL Series	Common Collective Trust Fund	**	416,778
	SSGA Target Retirement Fund 2015 SL Series	Common Collective Trust Fund	**	172,455
	SSGA S&P 500 Growth Index SL Fund	Common Collective Trust Fund	**	285,530
	SSGA S&P Value Index SL Fund	Common Collective Trust Fund	**	127,925
	SSGA Target Retirement Fund 2050 Non-Lending	Common Collective Trust Fund	**	44
	SSGA Target Retirement Fund 2040 Non-Lending	Common Collective Trust Fund	**	2,185
	SSGA Target Retirement Fund 2030 Non-Lending	Common Collective Trust Fund	**	1,748
	SSGA Target Retirement Fund 2020 Non-Lending	Common Collective Trust Fund	**	7,074
	SSGA Target Retirement Income Non-Lending	Common Collective Trust Fund	**	627
	SSGA Treasury Inflation Protected SECS Index	Common Collective Trust Fund	**	370
	Invesco Stable Value Fund Pentegra Share Class	Common Collective Trust Fund	**	5,960,628
*	Bank of Granite Corp Unitized Stock Fund	Unitized Common Stock Fund	**	45,096
*	Notes Receivable from Participants	Maturity dates ranging from 1 to 5 years	**	375,691
		Interest rates ranging from 4% to 6%

	Total			$13,655,786

*	Permitted party-in-interest.
**	Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Bank of Granite Employees’ Savings & Profit Sharing Plan and Trust

June 29, 2011	By:	Bank of Granite, Plan Administrator

	By:	/s/ Karen B. Warlick
Karen B. Warlick, Senior Vice President

INDEX OF EXHIBITS

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm